SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 8)

                     Central European Media Enterprises Ltd.
                     ---------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $0.08 Par Value
                      -------------------------------------
                         (Title of Class of Securities)

                                    G20045103
                                    ---------
                                 (CUSIP Number)

                                Ronald S. Lauder
                          767 Fifth Avenue, Suite 4200
                            New York, New York 10153
                                 (212) 572-4090

                                 with copies to:

                               Andrea Kozma, Esq.
                     Central European Media Enterprises Ltd.
                               8th Floor, Aldwych
                                London, WC2B 4HN
                                  020 7430 5430
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 24, 2003
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. G20045103                    13D                     Page 2 of 5 Pages
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Ronald S. Lauder
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               7     SOLE VOTING POWER

                     6,341,388
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        646,888
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            6,341,388
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     646,888
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,988,276
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

THIS AMENDMENT NO. 8 AMENDS THE SCHEDULE 13D FILED BY THE REPORTING PERSON WITH THE SECURITIES AND EXCHANGE COMMISSION, AS MOST RECENTLY AMENDED BY AMENDMENT NO. 7, FILED ON SEPTEMBER 18, 2001 (AS SO AMENDED, THE "SCHEDULE 13D"). CAPITALIZED TERMS USED HEREIN AND NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE MEANINGS ASCRIBED TO SUCH TERM IN AMENDMENT NO. 7.

Item 3. Source and Amount of Funds or Other Consideration

      On December 24, 2003, RSL Capital LLC, a company wholly owned by the Reporting Person, converted 600,000 shares of Class B Common Stock of the Issuer into 600,000 shares of Class A Common Stock for no consideration.

      On December 24, 2003, RSL Capital LLC transferred by gift 600,000 shares of Class A Common Stock to a charitable organization.

Item 4. Purpose of Transaction

      The Reporting Person does not have any present plans or intentions that relate to or would result in any of the matters described in subsections (a) -
(j) of Item 4 of Schedule 13D that are separate from the Issuer or have not been publicly disclosed by the Issuer in its filings with the Securities and Exchange Commission or in the Issuer's press releases other than contained herein.

      The purpose of the transaction described in Item 3 was to donate shares of Class A Common Stock of the Issuer to a charitable organization.

Item 5. Interest in Securities of the Issuer

      (a) As of the date hereof, the aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Person was 6,988,276, approximately 27.0% of the total amount outstanding, based on 19,177,100 shares of Class A Common Stock outstanding, which is based on 18,577,100 shares of Class A Common Stock outstanding as reported in the Issuer's most recent Form 10-Q, adjusted for the Reporting Person's conversion as reported in Item 3 above. The percentage of ownership is calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. This represents (i) 248,000 shares of Class A Common Stock, (ii) 20,004 shares underlying options for Class A Common Stock which are currently exercisable, (iii) 107,200 shares of Class B Common Stock underlying options which are currently exercisable, which Class B Common Stock is convertible at the option of the Reporting Person into Class A Common Stock, and (iv) 6,613,072 shares of Class B Common Stock convertible at the option of the holder into Class A Common Stock, which consists of (a) 120,032 shares of Class B Common Stock held by the Reporting Person, (b) 3,385,416 shares of Class B Common Stock held by RSL Investments Corporation, 1,672,496 shares of Class B Common Stock held by RSL Capital LLC, and 577,784 shares of Class B Common Stock held by Duna Investments, Inc., all of which are owned by the Reporting Person, (c) 210,456 shares of Class B Common Stock held by RAJ Family Partners L.P., which the Reporting Person may be deemed to beneficially own, and (d) 646,888 shares of Class B Common Stock held by EL/RSLG Media, Inc., of which 50% of the common stock outstanding is beneficially owned by the 1995 Estee Lauder RSL Trust and beneficially owned by the Reporting Person. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

      (b) As of the date hereof, the Reporting Person has (i) sole voting and dispositive power with respect to 6,341,388 shares of Class A Common Stock and (ii) shared voting and dispositive power with respect to 646,888 shares of Class A Common Stock.

      (c) On December 24, 2003, RSL Capital LLC, a company wholly owned by the Reporting Person, converted 600,000 shares of Class B Common Stock of the Issuer into 600,000 shares of Class A Common Stock for no consideration. On December 24, 2003, RSL Capital LLC transferred by gift 600,000 shares of Class A Common Stock to a charitable organization. Except as described herein, no transaction in shares of Class A Common Stock were effected during the past 60 days by the persons named in response to paragraph (a) of this Item 5.

      (d)   N/A

      (e)   N/A

      Except as expressly amended and supplemented hereby, the text of the
Schedule 13D remains in effect without any other modification.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       12/24/03
                                          -------------------------------------
                                                        (Date)

                                                 /s/ Ronald S. Lauder
                                          -------------------------------------
                                                      (Signature)

                                                    Ronald S. Lauder
                                          -------------------------------------
                                                      (Name/Title)